August 10, 2021

VIA EDGAR

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3628

Attn: Chris Edwards

Re:	Acceleration Request for Eastman Kodak Company

Registration Statement on Form S-3 (File No. 333-254352)

Registration Statement on Form S-3 (File No. 333-254353)

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, registrant Eastman Kodak Company, a New Jersey corporation, hereby respectfully requests the acceleration of the effectiveness of each of the above-referenced Registration Statements, so as to become effective at 4:00 p.m. EDT on August 12, 2021 or as soon as possible thereafter.

Should you have any questions on this letter, please do not hesitate to contact me at (585) 726-3536 or roger.byrd@kodak.com or Boris Dolgonos of Gibson, Dunn & Crutcher LLP at (212) 351-4046 or bdolgonos@gibsondunn.com.

Sincerely,

/s/ Roger W. Byrd

Roger W. Byrd

General Counsel, Secretary & Senior Vice President

cc: Boris Dolgonos, Gibson, Dunn & Crutcher LLP

Eastman Kodak Company • 343 State Street • Rochester, NY 14650